UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
AMENDENT NO. 1

Bradley Pharmaceuticals, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)


104576103
(CUSIP Number)

February 22, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[X] Rule 13d-1(b)

	[X] Rule 13d-1(c)

	[  ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 104576103


Page 2 of 6 Pages


1
NAME OF REPORTING PERSON

	Freestone Advisors LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
	(b)
3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

	Deleware


NUMBER OF
5
SOLE VOTING POWER

	-0-
SHARES
BENEFICIALLY
OWNED BY
6
SHARED VOTING POWER

	-567,250-
EACH
REPORTING
PERSON
7
SOLE DISPOSITIVE POWER

	-0-
WITH
8
SHARED DISPOSITIVE POWER

	-567,250-
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	567,250
10

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.4%
12

TYPE OF REPORTING PERSON*
	IN


Item 1(a).   Name of Issuer:

	Bradley Pharmaceuticals, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

383 Route 46 West
Fairfield, NJ  07004


Item 2(a).   Name of Person Filing:

	This Schedule is being filed by

(i) Freestone Opportunity Partners LP, a Delaware limited partnership (the "Partnership"), with respect to shares held by it;

(ii) Freestone Advisors LLC, a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission, which is the general partner of the Partnership (the "General Partner"), with respect to the shares held by the Partnership;

(iii) Gary I. Furukawa, an individual, who is a managing member of the General Partner ("Furukawa"), with respect to the shares held by the Partnership;

(iv) Freestone Capital Management, a Washington Corporation and an investment adviser registered with the Securities and Exchange Commission, with respect to shares held by it

Item 2(b).   Address of Principal Business Office or, if None, Residence:

	The person referenced in Item 2(a) above is referred to herein as the "Reporting Person". The principal business address of the Reporting Person is 1191 Second Avenue, Suite 2100, Seattle, WA 98101.


Item 2(c).   Citizenship:

(i)  The General Partner is a Delaware limited partnership
(ii)  The Partnership is a Delaware limited partnership
(iii)  Mr. Furukawa is a United States Citizen
(iv)  Freestone Capital Management is a Washington Corporation

Item 2(d).   Title of Class of Securities:

	Common Stock, par value $0.01 per share

Item 2(e).   CUSIP Number:

	104576103

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

  (a) [   ]  Broker or Dealer registered under section 15 of the Act,

  (b) [   ]  Bank as defined in section 3(a)(6) of the Act,

  (c) [   ]  Insurance Company as defined in section 3(a)(19) of the Act,

  (d) [   ]  Investment Company registered under Section 8 of the Investment
             Company Act of 1940,

  (e) [ x ]  An investment adviser in accordance with ?240.13d-1(b)(1)(ii)(E),

  (f) [   ]  An employee benefit plan or endowment fund in accordance with
             ?240.13d-1(b)(1)(ii)(F),

  (g) [   ]  A parent holding company or control person in accordance with
             ?240.13d-1(b)(1)(ii)(G),

  (h) [   ]  A savings association as defined in Section 3(b) of the Federal
             Deposit Insurance Act,

  (i) [   ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
             Company Act of 1940,

  (j) [   ]  A group, in accordance with ?13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

	Freestone Opportunity Partners, LP:

	(a)  Amount beneficially owned: 567,250 shares

      	(b)  Percent of class: 3.4%

	(c)  Number of shares as to which such person has:
		(i)  	Sole power to vote or to direct the vote: None
		(ii)  	Shared power to vote or to direct the vote: 567,250 shares
		(iii)  	Sole power to dispose or to direct the disposition of: None
                (iv)  	Shared power to dispose or to direct the disposition
			of: 567,250 shares

	Freestone Advisors LLC:

	(a)  Amount beneficially owned:  567,250

	(b)  Percent of class 3.4%

	(c)  Number of shares as to which such person has:
		(i)     Sole power to vote or to direct the vote: None
		(ii) 	Shared power to vot or to direct to vote: 567,250
		(iii)	Sole power to dispose or to direct the disposition of: None
		(iv)	Shared power to dispose or to direct the disposition
			of:  567,250

	Gary I. Furukawa:

	(a)  Amount beneficially owned: 844,400
	(b)  Percent of class: 5.0%
	(c)  Number of shares as to which such person has:
		(i)	Sole ower to vote or to direct the vote: 100,000
		(ii) 	Shared power to vot or to direct to vote: 744,400
		(iii)	Sole power to dispose or to direct the disposition of: 100,000
		(iv)	Shared power to dispose or to direct the disposition
			of:  744,400

	Freestone Capital Management:
	(a)  Amount beneficially owned:  277,150
	(b)  Percent of class: 1.6%
	(c)  Number of shares as to which such person has:
		(i)	Sole ower to vote or to direct the vote: None
		(ii) 	Shared power to vot or to direct to vote: 277,150
		(iii)	Sole power to dispose or to direct the disposition of: None
		(iv)	Shared power to dispose or to direct the disposition
			of:  277,150

Item 5.  Ownership of Five Percent or Less of a Class.

		Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

	Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

	Not applicable.

Item 8.  Identification and Classification of Members of the Group.

	Not applicable.

Item 9.  Notice of Dissolution of Group.

	Not applicable.

Item 10.  Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2006



Freestone Advisors LLC




By: GARY FURUKAWA
Title: Managing Member


Gary I. Furukawa, an individual

Freestone Opportunity Partners
By:  Freestone Advisors LLC
	Its general partner

By:  Gary I. Furukawa
Title: Managing Member


Freestone Capital Management





By: Gary Furukawa
Title: President

Joint Filing Agreement

Freestone Advisors LLC, a Delaware limited liability company; Freestone Opportunity Parners LP, a Delaware limited partnership; Freestone Capital Management, a Washington Corporation; and Gary I. Furukawa, an individual, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of
1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendmens thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule
13G, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated:  February 28, 2006

Freestone Advisors LLC


By: Gary I. Furukawa
Title: Managing Member


Gary I. Furukawa, an individual




Freestone Opportunity Partners LP
By:  Freestone Advisors LLC, It's general partner
By:  Gary I. Furukawa
Title:  Managing Member


Freestone Capital Management


By: Gary I. Furukawa
Title: President




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